UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 9, 2016

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐             No   ☒

Loan Agreement

On March 9, 2016, Navios Maritime Holdings Inc. (“Navios Holdings”) and Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into a loan agreement (the “Loan Agreement”) pursuant to which Navios Acquisition provided a revolving loan facility of up to $50.0 million to Navios Holdings (the “Revolver”). The interest rate in respect of the Revolver will be based on LIBOR plus 3% per annum. The Revolver must be repaid by Navios Holdings on December 31, 2018. Navios Holdings may prepay the Revolver at any time prior to December 31, 2018, with any amounts prepaid available for re-borrowing. Navios Holdings may at any time permanently terminate the Revolver in full, or from time to time, permanently reduce, the Revolver in part.

The Revolver will be guaranteed by Navios Holdings Europe Finance Inc. (the “Guarantor”), a wholly owned subsidiary of Navios Holdings, and will be secured by (i) a first priority pledge of all of the Guarantor’s ownership interests in Navios Europe Holdings Inc. and (ii) a first priority pledge of 8,000,000 common units of Navios Maritime Partners L.P. owned by Navios Holdings.

The proceeds from the Revolver will be used by Navios Holdings for general corporate purposes.

The foregoing description is subject in all respects to the actual terms of the Loan Agreement. A copy of the Loan Agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit

10.1	Loan Agreement for a Revolving Loan Facility of up to $50.0 million, dated as of March 9, 2016, by and between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: March 9, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Loan Agreement for a Revolving Loan Facility of up to $50.0 million, dated as of March 9, 2016, by and between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation.